SEC 18008842

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52885

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/17 (MM/DD/YY) AND ENDING 07/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paradigm Capital U.S. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Wellington Street West, Suite 2101, P.O. Box 55
(No. and Street)

(City) (State) M5J 2N7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Ward (416) 360-3465
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Bay Adelaide Centre, Suite 4600,333 Bay Street (Address) Toronto (City) Ontario, Canada (State) M5H 2S5 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Ward, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paradigm Capital U.S. Inc., as of July 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Cief Financial Officer

Title

Notary Public MICHAEL ROLAND

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHAEL JAMES ROLAND NOTARY PUBLIC

PARADIGM CAPITAL U.S. INC.

(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)
(confidential)

As of July 31, 2018

Assets

Cash	$ 1,221,368
Other receivables	6,650
Deposit with regulators	1,614
Security owned (note 4)	158,622
Prepaid expenses	5,133
Deferred income tax asset (note 7)	412,303
Current tax receivable	71,528
Total assets	$ 1,877,218

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 47,537
Due to Parent (note 3)	165,911
Total liabilities	213,448
Stockholder's equity:	
Capital stock (note 2):	
Authorized:	
Unlimited common shares, no par value	
Issued and outstanding:	
100 common shares	65
Additional paid-in capital	4,650,000
Deficit	(2,986,295)
Total stockholder's equity	1,663,770
Total liabilities and stockholder's equity	$ 1,877,218

See accompanying notes to financial statements.

KPMG

KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto ON M5H 2S5

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES PURSUANT TO SEC RULE 17A-5(e)(4)

The Board of Directors
Paradigm Capital U.S. Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] for the year ended July 31, 2018, which were agreed to by Paradigm Capital U.S. Inc., (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and in accordance with the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;.
2. Compared the amounts reported on the audited Financial Statements for the year ended July 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended July 31, 2018, and noted no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences; and
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
September 27, 2018

KPMG

KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto ON M5H 2S5

Telephone (416) 777-8500
Fax (416) 777-8818
Internet: www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Paradigm Capital U.S. Inc.:

We have reviewed management's statements, included in the accompanying Paradigm Capital U.S. Inc.'s Exemption Report under SEC Rule 17a-5(d)(4) (the "Exemption Report"), in which (1) Paradigm Capital U.S. Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i), (the "exemption provision"); and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended July 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
September 27, 2018

PARADIGM
CAPITAL • USA

Paradigm Capital U.S. Inc.'s Exemption Report

September 27, 2018

Paradigm Capital U.S. Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain broker-dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4).To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R 240.15c3-3 under the provision of 17 C.F.R 240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R 240.15c3-3(k)(2)(i) throughout the most recent fiscal year ended July 31, 2018 without exception.

Paradigm Capital U.S. Inc.

I, Michael Ward, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
Michael Ward
Chief Financial Officer

September 27, 2018